Exhibit 4.1

              Instrument Defining Rights of Preferred Shareholders

     The following are excerpts from a Private Placement Memorandum (PPM) for Vequity Corporation, dated November 10, 1999.


                          PRIVATE PLACEMENT MEMORANDUM

                               VEQUITY CORPORATION

                                November 10, 1999

                                   $1,000,000

               Series B Redeemable and Convertible Preferred Stock
                            .001 Par Value Per Share

                  REGULATION D . RULE 504 . OFFERING MEMORANDUM

                              ********************
                         Minimum Offering: 25,000 Shares
                       Maximum Offering: 1,000,000 Shares
               Purchase Price: $1.00 Per Share of Preferred Stock
                              ********************

Vequity Corporation (the "Company" or "Vequity") is offering to sell a minimum of Twenty Five Thousand (25,000) Shares of Series B Redeemable and Convertible Preferred Stock ("Preferred Stock") and a maximum of One Million (1,000,000) Shares of Preferred Stock. See "DESCRIPTION OF SECURITIES".

                      Price to Investors  Sales Commissions  Company Proceeds
                      ------------------  -----------------  ----------------
Price Per Share               $1.00             $0.10            $    .90
Minimum Offering            $25,000            $2,500            $ 22,500
Maximum Offering         $1,000,000          $100,000            $900,000


(1) The Shares are being offered by the Company on a "best efforts, minimum Twenty Five Thousand (25,000) Shares, maximum One Million (1,000,000) Shares basis." The Company is offering the Shares through its officers, directors and employees, who will not receive commissions. The Company may also offer the Shares through selected dealers who are members of the National Association of Securities Dealers ("NASD"), and compensate such dealers in the amount of $0.10 per Share. Such securities dealers may be deemed to be "Underwriters" as such term is defined in the Act. The Shares are offered when and if issued by the Company, subject to prior sale, withdrawal or cancellation of the offer without notice. The Shares are also being offered for sale by Vequity Corporation as a self underwritten issue pursuant to Regulation D . Rule 504 of the Securities Act of 1933, as amended.

(2) Pending the sale of the minimum of 25,000 Shares, all of the proceeds of the Offering will be held by the Company acting as its own Escrow Agent in a special segregated interest-bearing escrow account at Firstbank of Colorado, N.A. Such funds will be returned to Subscribers with interest, but without deduction in the event the minimum number of Shares is not sold prior to the termination of the Offering Period. The Offering Period shall commence on the date of this Memorandum and shall continue for a period of three hundred sixty five (365) calendar days. The Offering Period can be shortened at the option of the Company.

(3) The "Company Proceeds" shown above is before deduction of offering expenses payable by the Company, including filing, printing, legal, accounting and miscellaneous expenses of approximately $7,500, resulting in net proceeds to the Company of approximately $15,000 if the minimum number of Shares are sold, and approximately $892,500 in the event the maximum number of Shares are sold.

(4) The offering price has been arbitrarily determined and is not based upon any historical or projected earnings of the Company.

 On Page 12 of the PPM, the rights of the Preferred Shareholders are defined as follows:

Vequity's Options for Redemption and Conversion of Preferred Shares: The Company intends to redeem and convert the Preferred Shares offered herein with one of the following two options:

OPTION #1: This Redemption and Conversion Option consists of both cash and Shares of Common Stock as payment. The "cash portion" payment of this Option is $1.00 per share, if redeemed on or before the Redemption Date If the cash portion payment is not made on or before the Redemption Date, a cash penalty of $.05 per share will be assessed for every month, or partial month, that Vequity does not redeem the Shares under this Option. However, the maximum cash penalty will be $1.00.The "stock portion" payment of this Option provides that the Company pay the Investor two to five Shares of Common Stock in exchange for each share of Preferred Stock that the Investor originally purchased. The number of Common Shares that will be paid is dependent upon the initial investment amount and is shown on the following Redemption and Conversion Schedule:

     (a)  Up to $24,999 = 2 Common Shares for every Preferred Share purchased;
     (b) $25,000 to $49,999 = 4 Common Shares for every Preferred Share purchased;
     (c)  $50,000 or more = 5 Common Shares for every Preferred Share purchased.

                                      .OR.

OPTION #2: This Redemption and Conversion option gives Vequity the right (within two years of the sale of the Shares offered herein) to redeem & convert the Preferred Shares for no cash and 7 Common Shares for each Preferred Share.

The above stated options will be exercised at the sole discretion of the Company and there is no assurance that the Company will actually be able to exercise either option in the future.